Via Facsimile and U.S. Mail
Mail Stop 6010

August 27, 2007

Mr. Frank V. McMahon
Vice Chairman and Chief Financial Officer
The First American Corporation
1 First American Way
Santa Ana, CA   92707-5913

Re: The First American Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 001-13585

Dear Mr. McMahon:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief